Exhibit 10.15

John Janedis

Dear John,

We are thrilled to offer you a full-time position as Chief Financial Officer at fuboTV, Inc. (“we”, “fuboTV” or the “Company”). We’re excited you’ll be joining our organization and think you’ll be a great addition to the team. You will begin your employment on a mutually agreed date, which in any event shall be no later than April 4, 2022, reporting to David Gandler, Co-Founder & Chief Executive Officer - fuboTV.

Below are the offer terms:

●	Compensation: The annual base salary for this exempt position is $430,000 per year, paid in semi-monthly installments of $17,916.67 pursuant to the Company’s regular payroll policy.

●	Department: Administration

●	Location: New York office

●	Restricted Stock Unit Grant: Within 30 days of your employment commencement date and subject to approval from the Board of Directors, or a committee thereof, of fuboTV you will receive a Restricted Stock Unit (“RSU”) award covering that number of shares of our common stock with a value of $2,000,000 based on the volume weighted average closing price per share of our common stock of the month of your employment commencement date (the “Initial Grant”). The Initial Grant will vest over a four-year period as follows: 25% of the RSUs will vest on the first Quarterly Vesting Date (as defined below) occurring on or after the one-year anniversary of your employment commencement date, with the remaining 75% vesting equally over the following three years on each anniversary of such first Quarterly Vesting Date, subject to your continued employment through each such vesting date (except as provided under “Severance” below). For example, if your employment commencement date is January 15, 2022, 25% will vest on each of February 20, 2023, 2024, 2025 and 2026, subject to your continued employment through each such date (except as provided under “Severance” below). February 20, May 20, August 20, and November 20 of each year is a “Quarterly Vesting Date.” Except as otherwise provided in this agreement and as specifically approved by the fuboTV Board of Directors, the Initial Grant will be subject to the terms and conditions of 2020 fuboTV Equity Incentive Plan, as amended, and the applicable award agreement.

●	Performance Bonus Eligibility: In addition to your annual base salary, you will be eligible to earn a maximum annual cash bonus under the annual bonus program. Your annual bonus for 2022 shall be up to $215,000, representing 50% of your annual base salary for 2022; provided, however, that if your employment commences after March 1, 2022, your 2022 annual bonus will be prorated to reflect the portion of the year that you were an employee of the Company. Your actual annual bonus will be determined on the basis of your and the Company’s attainment of financial or other performance goals and will be paid out on or before March 15 of the calendar year following the year to which such annual bonus relates. You must be employed by the Company on the date of payment of such bonus (except as provided under “Severance” below). Your eligibility to participate in the annual cash bonus program should not be construed as representing an absolute guarantee of bonus. In the future, you will be eligible to participate in the Company annual cash bonus program with a target bonus to be determined by the Company, subject to achievement of the annual performance goals.

●	Annual Equity Grant: In addition to the Initial Grant, you shall be eligible to participate in the Company’s long-term incentive equity plan offered by the Company (including being eligible to receive an additional equity award in 2022 consistent with grants issued to similarly situated employees and subject to approval from the Board of Directors, or a committee thereof), which plan may change from time to time at the discretion of the Company’s Board of Directors.

●	Benefits: As an employee, you are eligible to receive certain employee benefits including health insurance coverage up to 100% sponsored by the Company, depending on the plan you select (please refer to the Health Benefits Package Cheat Sheet attached), and unlimited PTO and sick days. You should note that the Company may modify salaries and benefits from time to time as it deems necessary. In addition, you may use pre-tax income to pay for certain qualified transportation benefits and enroll through ConnectYourCare, which interfaces with fuboTV’s HR systems to use pre-tax dollars to pay for the qualified transportation benefits you select.

●	Withholding: All compensation paid to you will be subject to all applicable tax withholding and other legally required deductions.

●	Severance:

●	Accrued Obligations: If your employment terminates for any reason, you are entitled to your fully earned but unpaid base salary, through the date such termination is effective at the rate then in effect, and all other amounts or benefits to which you are entitled under any compensation, retirement or benefit plan of the Company at the time of your termination of employment in accordance with the terms of such plans, including, without limitation, any accrued but unpaid paid time off, expenses and any continuation of benefits required by applicable law (the “Accrued Obligations”).

●	Severance Benefits: In addition to your Accrued Obligations, subject to your continued compliance with your Proprietary Information and Inventions Assignment Agreement, as described below, and the effectiveness of your Release (as defined below), if, following the employment commencement date, your employment is involuntarily terminated by the Company without Cause (and other than by reason of your death or disability) or you resign for Good Reason (either such termination, a “Qualifying Termination”), you shall be entitled to receive, as the sole severance benefits to which you are entitled, the benefits provided below (the “Severance Benefits”):

○	An amount equal to 12 months’ base salary (at the rate in effect immediately prior to the date of your termination of employment, or in the case of a material diminution in your base salary which would give rise to Good Reason for your resignation, the base salary in effect prior to such material diminution), which amount will be paid over a period of 12 months following your termination of employment in accordance with the Company’s standard payroll practices, with the first such installment occurring on the first regularly-scheduled payroll date following the date your Release becomes effective (which first installment will include any installments that would have occurred prior to such date but for the fact your Release was not yet effective);

○	Notwithstanding anything else set forth herein, an amount equal to your full annual bonus for the calendar year in which your termination date occurs to be calculated as if both your and the Company’s financial and other performance goals are fully achieved (100%) for the year of termination which amount(s) will be paid in a lump sum when annual bonuses for the calendar year in which your termination date occurs are paid to Company employees generally, but in no event later than March 15 of the calendar year following the calendar year in which your termination date occurs; and

○	Notwithstanding anything else set forth herein, in any plan or in any award agreement, 100% of the then-unvested portion of your Initial Grant will vest on the effective date of your Release. The foregoing provision is hereby deemed to be a part of the award agreement evidencing the Initial Grant and to supersede any less favorable provision in any such agreement or any plan.

●	As a condition to your receipt of any of the Severance Benefits pursuant to the preceding paragraphs, you shall execute and not revoke a general release of all claims in favor of the Company (the “Release”) in a form reasonably acceptable to the Company, that shall not alter any terms set forth herein. The Release will be provided to you within ten days following your termination of employment and must be executed within 21 days (or 45 days, if required by applicable law) after the later of (i) the date of your termination, or (ii) the date on which the Company delivers the Release to you.

●	For purposes of this letter agreement “Cause” means (i) your act of dishonesty in connection with your responsibilities as an employee; (ii) your conviction of, or plea of nolo contendere to, a felony or any crime involving fraud or embezzlement; (iii) your gross and willful misconduct that has a material adverse effect on the business or affairs of the Company; (iv) your unauthorized and intentional use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom you owe an obligation of nondisclosure as a result of your relationship with the Company; (v) your willful breach of any material obligations under any material written agreement or covenant with the Company after you have received written notice and you have failed to cure such breach withing (30) business days after receiving such notice; (vi) your continued failure to perform your employment duties after you have received a written demand of performance from the Company that specifically sets forth the factual basis for the Company’s belief that you have refused to perform your duties and have failed to cure such non-performance to the Company’s reasonable satisfaction within thirty (30) business days after receiving such notice; (vii) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation; or (viii) your failure to qualify or obtain any license after the Company’s assistance in filing all necessary applications which may be required by a state regulatory agency in connection with the Company’s wagering activities.

●	For purposes of this letter agreement, “Good Reason” means your resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without your express written consent: (i) a material reduction of your duties, authority or responsibilities without your prior consent; (ii) a material reduction in your base salary (except where there is one-time a reduction applicable to the management team generally, not to exceed 10% of the aggregate base salary); or (iii) a material change in the geographic location of your primary work facility or location; provided, that a relocation of less than fifty (50) miles from your then-present work location will not be considered a material change in geographic location. You will not resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within ninety (90) days of the initial existence of the grounds for Good Reason and a reasonable cure period of thirty (30) days following the date the Company receives such notice during which such condition must not have been cured.

●	To the extent applicable, this letter agreement shall be interpreted in accordance with Section 409A of the Internal Revenue Code (the “Code”) and Department of Treasury regulations and other interpretive guidance issued thereunder. The intent of the parties is that payments and benefits under this letter agreement comply with, or be exempt from Section 409A of the Code and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be in compliance with such intention. To the extent that any provision in this letter agreement is ambiguous as to its compliance with or exemption from Section 409A of the Code, the provision shall be read in such a manner that no payments payable under this letter agreement shall be subject to an “additional tax” as defined in Section 409A(a)(1)(B) of the Code. For purposes of Section 409A of the Code, any right to a series of installment payments under this letter agreement shall be treated as a right to a series of separate payments. For purposes of this letter agreement, all references to your “termination of employment” shall mean your “separation from service” (as defined in Treasury Regulation Section 1.409A-1(h)) (“Separation from Service”). If you are a “specified employee” (as defined in Section 409A of the Code), as determined by the Company in accordance with Section 409A of the Code, on the date of your Separation from Service, to the extent that the payments or benefits under this letter agreement are “non-qualified deferred compensation” subject to Section 409A of the Code and the delayed payment or distribution of all or any portion of such amounts to which you are entitled under this letter agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, then such portion deferred pursuant to this paragraph shall be paid or distributed to you in a lump sum on the earlier of (a) the date that is six (6) months and one day following your Separation from Service, (b)the date of your death or (c) the earliest date as is permitted under Section 409A of the Code. Any remaining payments due under this letter agreement shall be paid as otherwise provided herein.

●	To the extent that the payments or benefits under this letter agreement are “non- qualified deferred compensation” subject to Section 409A of the Code, if the period during which you may deliver the Release required hereunder spans two calendar years, the payment of your post-termination benefits shall occur (or commence) on the later of (i) January 1 of the second calendar year, or (ii) the first regularly-scheduled payroll date following the date your Release becomes effective.

●	Any reimbursement of expenses or in-kind benefits payable under this letter agreement shall be made in accordance with Treasury Regulation Section 1.409A-3(i)(1)(iv) and shall be paid on or before the last day of your taxable year following the taxable year in which you incurred the expenses. The amount of expenses reimbursed or in-kind benefits payable in one year shall not affect the amount eligible for reimbursement or in-kind benefits payable in any other taxable year of yours, and your right to reimbursement for such amounts shall not be subject to liquidation or exchange for any other benefit.

Please note that this offer of employment is contingent upon your presentation of appropriate United States work authorization. As part of fuboTV’s continued compliance with the provisions of the Immigration Reform and Control Act, you are required to complete an I-9 form on your first day of employment. Failure to complete the I-9 with the appropriate required documents within the specified time frame could result in termination of your employment. Please contact me if you have any questions about what constitutes the proper documentation to bring with you on your first day. We have attached a “List of Acceptable Documents” that outlines the types of identification you will need to present within 24 hours of your start date.

The Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees. Your job offer, therefore, is contingent upon your completion of all processes required for the job in question, which may include (but is not limited to): your completion of pre-employment drug testing and our receipt of satisfactory results of your drug test; your submission to a pre-employment background check investigation and clearance satisfactory to the Company; and obtaining a gaming license if/as required by applicable regulation and/or Company policy. Accordingly, although we endeavor to start your employment by the aforementioned start date, it is tentative pending successful completion of drug, background and licensing (if applicable).

If and when applicable for the job in question, you represent and warrant that you can and will be unconditionally licensed by all applicable gaming authorities, and other authorities, including those to which the Company may become subject in the future and you will cooperate with the Company at its request with regard to requests or requirements by such gaming and other regulatory authorities.

Our job offer does not constitute and may not be construed as a commitment to employment for any specific duration. Your employment with fuboTV will be “at-will,” which means you may leave the Company at any time, or the Company may require you to leave its employ, for any reason, at any time, except as otherwise provided by law. This offer letter supersedes all prior agreements and understandings, oral or written, between you and the Company.

. It is the Company’s understanding that you are not subject to any agreement which shall prevent you from performing the duties of your position and you represent that such is the case. Moreover, you agree that during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Similarly, you agree not to bring any third-party confidential information to the Company, including that of your former employer, and that you will not in any way utilize any such information in performing your duties with the company. In accepting our offer of employment, you are also representing that you are not a party to any agreement with a prior or current employer that purports to restrict in any way your ability to engage in the media, publishing or OTT business.

During your employment with fuboTV and thereafter, you are expected to treat as strictly confidential all knowledge and information related to all aspects of fuboTV’s business, received directly or indirectly by you. Other than in the regular course of performing those duties, you agree you will not use, disclose, publish, or otherwise make accessible to anyone such knowledge or information.

In accordance with Company guidelines and as a condition of your employment, we expect that you will also read and abide by fuboTV’s policies and processes, as the same may be adopted, updated, or amended from time to time, including without limitation:

Proprietary Information and Inventions Agreement

Anti-Harassment Policy

Email, Slack and Social Media Policy

To indicate your acceptance of the Company’s offer, please sign and date the letter in the spaces provided below. You must also sign and complete the attached Notice and Acknowledgement of Pay Rate and Payday required by the state of New York. This letter, including, but not limit to, the at-will employment provision, may not be modified or amended except by a written agreement signed by the Company CEO and you.

This letter must be signed by you on or before DATE; thereafter, the terms of this offer specified herein may be subject to change in the Company’s sole discretion.

Accepted:	fuboTV, Inc.

/s/John Janedis	/s/ Laura Schmidt

By: John Janedis	By: Laura Schmidt

Date: 12/28/21	SVP, People Operations

Date: 1/3/2022